

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2019

Sean Douglas
Chief Financial Officer
Huntsman CORP
Huntsman International LLC
10003 Woodloch Forest Driv
The Woodlands, Texas 77380

>   **Re: Huntsman CORP**
>   **Form 10-K for the Fiscal Year Ended December 31, 2018**
>   **Filed: February 12, 2019**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2018**
>   **Filed: April 30, 2019**
>   **File No. 001-32427**
>   **Huntsman International LLC**
>   **Form 10-K for the Fiscal Year Ended December 31, 2018**
>   **Filed: February 12, 2019**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2018**
>   **Filed: April 30, 2019**
>   **File No. 333-85141**

Dear Mr. Douglas:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,

>   Division of Corporation Finance
>   Office of Manufacturing and
>   Construction